Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-121353) on Form S-8 and (Nos. 333-132980 and 333-129688) on Form S-3 of Digital Realty Trust, Inc. of our report dated April 4, 2007 on the statement of revenue and certain expenses of Unit 9 Blanchardstown Corporate Park (the Property) for the year ended December 31, 2005, which report appears in the current report on Form 8-K expected to be filed on April 25, 2007 of Digital Realty Trust, Inc. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Property’s revenue and expenses.

/s/ KPMG
Dublin, Ireland
April 23, 2007